EXHIBIT A

Subject to Completion. Dated October [ ], 2017.



13,333,334 Shares
Funko, Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Funko, Inc. We are selling 11,575,486 shares of Class A common stock. The selling stockholders identified in this prospectus are offering an additional 1,757,848 shares of our Class A common stock.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $14.00 and $16.00. We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol "FNKO."

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock and Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. All shares of our Class B common stock will be held by the Continuing Equity Owners (as defined below).

We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of the common units of Funko Acquisition Holdings, L.L.C., or FAH, LLC, that we purchase directly from FAH, LLC and certain of the Continuing Equity Owners (as defined below) with the proceeds from this offering and the common units of FAH, LLC that we acquire from the Former Equity Owners (as defined below) in connection with the consummation of the Transactions (as defined below), collectively representing an aggregate 53.2% economic interest in FAH, LLC. The remaining 46.8% economic interest in FAH, LLC will be owned by the Continuing Equity Owners through their ownership of common units of FAH, LLC.

We will be the sole managing member of FAH, LLC. We will operate and control all of the business and affairs of FAH, LLC and, through FAH, LLC and its subsidiaries, conduct our business.

Following this offering, we will be a "controlled company" within the meaning of the Nasdaq rules (as defined below). See "Our Organizational Structure" and "Management—Controlled Company Exception."

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

See "Risk Factors" beginning on page 31 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds, before expenses, to Funko, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

_____

[1] We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

To the extent that the underwriters sell more than 13,333,334 shares of Class A common stock, the underwriters have the option to purchase up to an additional 2,000,000 shares from us and the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares of Class A Common stock against payment in New York, New York on   , 2017.

Goldman Sachs & Co. LLC   J.P. Morgan   BofA Merrill Lynch
Piper Jaffray   Jefferies
Stifel   BMO Capital Markets   SunTrust Robinson Humphrey

Prospectus dated   , 2017.

The Offering

Issuer	Funko, Inc.
Shares of Class A common stock offered by us . . .	11,575,486 shares.
Shares of Class A common stock offered by the selling stockholders	1,757,848 shares.
Underwriters' option to purchase additional shares of Class A common stock from us and the selling stockholders	2,000,000 shares (1,531,240 shares offered by us and 468,760 shares offered by the selling stockholders).
Shares of Class A common stock to be outstanding immediately after this offering	24,578,687 shares, representing approximately 53.2% of the combined voting power of all of Funko, Inc.'s common stock (or 26,109,927 shares, representing approximately 55.7% of the combined voting power of all of Funko, Inc.'s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and 100% of the economic interest in Funko, Inc.
Shares of Class B common stock to be outstanding immediately after this offering	21,607,323 shares, representing approximately 46.8% of the combined voting power of all of Funko, Inc.'s common stock (or 20,742,749 shares, representing approximately 44.3% of the combined voting power of all of Funko, Inc.'s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Funko, Inc.
Common units of FAH, LLC to be held by us immediately after this offering	24,578,687 common units, representing approximately 53.2% of the economic interest in FAH, LLC (or 26,109,927 common units, representing approximately 55.7% of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Common units of FAH, LLC to be held by the Continuing Equity Owners immediately after this offering	21,607,323 common units, representing approximately 46.8% of the economic interest in FAH, LLC (or 20,742,749 common units, representing approximately 44.3% of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock to common units	Our amended and restated certificate of incorporation and the FAH LLC Agreement will

	require that we and FAH, LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of common units of FAH, LLC owned by us.
Ratio of shares of Class B common stock to common units	Our amended and restated certificate of incorporation and the FAH LLC Agreement will require that we and FAH, LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and the number of common units of FAH, LLC owned by the Continuing Equity Owners (other than common units issuable upon the exercise of any options or common units that are subject to time-based vesting requirements). Immediately after this offering, the Continuing Equity Owners will own 100% of the outstanding shares of our Class B common stock.
Permitted holders of shares of Class B common stock	Only the Continuing Equity Owners and the permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable only together with an equal number of common units of FAH, LLC. See "Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering."
Voting rights	Holders of shares of our Class A common stock and our Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of Class A common stock and Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. See "Description of Capital Stock."
Redemption rights of holders of common units	The Continuing Equity Owners may from time to time at each of their options (subject in certain circumstances to time-based vesting requirements and limitations on the common units that will be converted from HR units in connection with the Transactions) require FAH, LLC to redeem all or a portion of their common units (21,607,323 common units outstanding immediately after this offering (or 20,742,749 common units outstanding if the underwriters exercise in full their option to purchase additional

shares of Class A common stock) excluding common units to be held by certain Former Profits Interests Holders that are subject to time-based vesting requirements) in exchange for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange by Funko, Inc. of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See "Certain Relationships and Related Party Transactions—FAH LLC Agreement." Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of common units pursuant to the terms of the FAH LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will be cancelled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged.

Use of proceeds	We estimate, based upon an assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $156.9 million (or $178.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase (1) 8,333,334 common units (or 9,000,000 common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions, and (2) 3,242,152 common units (or 4,106,726 common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from certain of the

Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions. FAH, LLC intends to use $111.6 million of the net proceeds from the sale of common units to Funko, Inc., after deducting estimated offering expenses, to repay the Subordinated Promissory Notes (as defined below), repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities and the remainder, if any, for general corporate purposes. FAH, LLC will not receive any proceeds that Funko, Inc. uses to purchase common units from certain of the Continuing Equity Owners, and we will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders. FAH, LLC will bear or reimburse Funko, Inc. and the selling stockholders for all of the expenses of this offering. See "Use of Proceeds."

Dividend policy . . . . We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Additionally, our ability to pay any cash dividends on our Class A common stock is limited by restrictions on the ability of FAH, LLC and our other subsidiaries to pay dividends or make distributions under the terms of our Senior Secured Credit Facilities. Additionally, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from FAH, LLC and, through FAH, LLC, cash distributions and dividends from our other direct and indirect wholly owned subsidiaries. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. See "Dividend Policy."

Controlled company exception	After the consummation of this offering, we will be considered a "controlled company" for the purposes of the Nasdaq rules as ACON, Fundamental and Brian Mariotti, our Chief Executive Officer, will, in the aggregate, have more than 50% of the voting power for the election of directors. See "Principal and Selling Stockholders." As a "controlled company," we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of "independent directors," as defined under the Nasdaq rules; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.
Tax receivable agreement	We will enter into a Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners that will provide for the payment by Funko, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Funko, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in tax basis resulting from Funko, Inc.'s purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners in connection with this offering, as described under "Use of Proceeds," and future redemptions funded by Funko, Inc. or exchanges (or deemed exchanges in certain circumstances) of common units for Class A common stock or cash as described above under "—Redemption rights of holders of common units," and (2) certain additional tax benefits attributable to payments made under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable

. . . .	Agreement" for a discussion of the Tax Receivable Agreement.
Registration rights agreement	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to certain of the Continuing Equity Owners (including each of our executive officers) upon redemption or exchange of their common units of FAH, LLC and the shares of our Class A common stock that are issued to the Former Equity Owners in connection with the Transactions. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."
Risk factors	See "Risk Factors" beginning on page 28 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.
Trading symbol	We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol "FNKO."

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

- gives effect to the amendment and restatement of the FAH LLC Agreement that converts all existing ownership interests in FAH, LLC into 37,852,676 common units (excluding common units to be held by certain Former Profits Interests Holders that are subject to time-based vesting requirements), as well as the filing of our amended and restated certificate of incorporation;

- gives effect to the other Transactions, including the consummation of this offering;

- excludes   shares of Class A common stock reserved for issuance under our 2017 Equity Plan, or 2017 Plan, including shares of Class A common stock issuable pursuant to stock options and   restricted stock units granted to certain of our directors and certain of our employees in connection with this offering as described under the captions "Executive Compensation—Executive Compensation Arrangements—Director Compensation" and "Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan;"

- excludes 532,445 options to purchase common units in FAH, LLC at a price of $____ per unit, 491,837 of which are expected to be vested as of the consummation of this offering;

- excludes 2,281,524 common units to be held by certain Former Profits Interests Holders that are subject to time-based vesting requirements;

- excludes shares of Class A common stock that may be issuable upon exercise of redemption rights of the Continuing Equity Owners (or at our election, a direct exchange);

- assumes an initial public offering price of $15.00 per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus; and

- assumes no exercise by the underwriters of their option to purchase 2,000,000 additional shares of Class A common stock from us and the selling stockholders.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). Although the number of shares of Class A common stock being offered hereby to the public and the total number of FAH, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, certain share information and FAH, LLC common unit information presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the relative allocation of the common units issued in the Transactions as among the Original Equity Owners will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class A common stock and Class B common stock issued to the Original Equity Owners in the Transactions. An increase in the assumed initial public offering price would result in a decrease in the amount of common units of FAH, LLC and, in turn, shares of Class B common stock issued to ACON, Fundamental, the Warrant Holders and certain other Original Equity Owners and an increase in the amount of common units issued to the Former Profits Interests Holders on an aggregate basis. A decrease in the assumed initial public offering price would result in an increase in the amount of common units and, in turn, shares of Class B common stock issued to ACON, Fundamental, the Warrant Holders and certain other Original Equity Owners and a decrease in the amount of common units issued to the Former Profits Interests Holders on an aggregate basis.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following tables present the summary historical consolidated financial and other data for FAH, LLC and its subsidiaries and the summary pro forma consolidated financial and other data for Funko, Inc. FAH, LLC is the predecessor of the issuer, Funko, Inc., for financial reporting purposes. The summary consolidated statements of operations data and statements of cash flows data for the year ended December 31, 2016 (Successor), the period from October 31, 2015 through December 31, 2015 (Successor) and the period from January 1, 2015 through October 30, 2016 (Predecessor), and the summary consolidated balance sheet data as of December 31, 2016 are derived from the audited consolidated financial statements of FAH, LLC included elsewhere in this prospectus. The summary consolidated statements of operations data and statements of cash flows data for the six months ended June 30, 2017 and 2016, and the summary consolidated balance sheet data as of June 30, 2017 are derived from the unaudited consolidated financial statements of FAH, LLC included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for such periods.

The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, the results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the "Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of Funko, Inc. presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data for the year ended December 31, 2016 and as of and for the six months ended June 30, 2017 give effect to the Transactions, including the consummation of this offering and the use of proceeds therefrom, as described in "Our Organizational Structure" and "Use of Proceeds," as if all such transactions had occurred on January 1, 2016, in the case of the summary unaudited pro forma consolidated statements of operations data, and as of June 30, 2017, in the case of the summary unaudited pro forma consolidated balance sheet data. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See "Unaudited Pro Forma Consolidated Financial Information" for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

The summary historical consolidated financial and other data of Funko, Inc. has not been presented because Funko, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Pro Forma Funko, Inc.		Historical FAH, LLC				Predecessor
			Successor				
	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Six Months Ended June 30, 2017	2016	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
	(unaudited)		(unaudited)				
			(in thousands, except per share data and margins)				
Consolidated Statements of Operations Data:							
Net sales	$203,798	$426,717	$203,798	$176,261	$426,717	$ 56,565	$217,491
Cost of sales (exclusive of depreciation and amortization shown separately below)	130,066	280,396	130,066	125,799	280,396	44,485	131,621
Selling, general and administrative expenses	49,920	76,027	50,901	37,087	77,525	13,894	37,145
Acquisition transaction costs	3,086	1,140	3,086	349	1,140	7,559	13,301
Depreciation and amortization	14,322	23,509	14,322	11,174	23,509	3,370	5,723
Income (loss) from operations	6,404	45,645	5,423	1,852	44,147	(12,743)	29,701
Interest expense, net	11,707	7,987	14,677	7,879	17,267	2,818	2,202
Other income, net	(113)	3,308	(113)	—	—	—	—
Income (loss) before income taxes	(5,190)	34,350	(9,141)	(6,027)	—	—	—
Income tax expense	24	6,617	1,024	—	—	—	—
Net income (loss)	$ (5,214)	$ 27,733	$ (10,165)	$ (6,027)	$ 26,880	$ (15,561)	$ 27,499
Pro Forma Net Income (loss) Per Share Data[1]:							
Pro forma net income (loss) per share:							
Basic	$ (0.11)	$ 0.60					
Diluted	$ (0.11)	$ 0.50					
Consolidated Statements of Cash Flows Data:							
Net cash provided by operating activities	$ 15,750	$ 49,468	$ 15,750	$ 16,389	$ 49,468	$ 14,110	$ 8,538
Net cash used in investing activities	(46,764)	(22,105)	(46,764)	(8,014)	(22,105)	(244,421)	(10,043)
Net cash (used in) provided by financing activities	37,627	(45,613)	37,627	3,339	(45,613)	244,456	11,390
Selected Other Data:							
EBITDA[2]	$ 20,839	$ 65,846	$ 19,858	$ 13,026	$ 67,656	$ (9,373)	$ 35,424
Adjusted EBITDA[2]	$ 31,284	$ 93,652	$ 31,284	$ 35,644	$ 96,960	$ 13,170	$ 61,996
Net income (loss) margin	(2.6)%	6.5%	(5.0)%	(3.4)%	6.3%	(27.5)%	12.6%
Adjusted EBITDA margin[2]	15.4%	21.9%	15.4%	20.2%	22.7%	23.3%	28.5%

	Pro Forma Funko, Inc.[3]	Historical FAH, LLC	
	June 30, 2017	June 30, 2017	December 31, 2016
	(unaudited)	(unaudited) (in thousands)	
Consolidated Balance Sheets Data (at period end):			
Cash and cash equivalents	$ 12,752	$ 12,752	$ 6,161
Total assets	618,508	588,380	522,237
Total debt[4]	224,657	339,064	217,753
Total members'/stockholders' equity	282,392	154,990	217,377

---

[1]   See Note (f) to the unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 in "Unaudited Pro Forma Consolidated Financial Information" for the calculation of pro forma basic net income per share and pro forma diluted net income per share.

[2]   EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define "EBITDA" as net income before interest expense, net, income tax expense and depreciation and amortization. We define "Adjusted EBITDA" as EBITDA further adjusted for monitoring fees, non-cash charges related to equity-based compensation programs, earnout fair market value adjustments, inventory step-ups, acquisition transaction costs, foreign currency transaction (gains) losses and other unusual or one-time items. We define Adjusted EBITDA margin as the ratio of Adjusted EBITDA to net sales. We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA margin in the same manner. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management uses EBITDA, Adjusted EBITDA and Adjusted EBITDA margin:

•   as a measurement of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•   for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•   as a consideration to assess incentive compensation for our employees;

•   to evaluate the performance and effectiveness of our operational strategies; and

•   to evaluate our capacity to expand our business.

By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, our Senior Secured Credit Facilities use Adjusted EBITDA to measure our compliance with covenants such as senior leverage ratio. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net income, net income (loss) margin or other financial statement data presented in our consolidated financial statements included elsewhere in this prospectus as indicators of financial performance. Some of the limitations are:

•   such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•   such measures do not reflect changes in, or cash requirements for, our working capital needs;

•   such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•   such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•   although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

- other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for monitoring fees, non-cash charges related to equity-based compensation programs, earnout fair market value adjustments, inventory step-ups, acquisition transaction costs and other unusual or one-time items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income:

	Pro Forma Funko, Inc.		Historical FAH, LLC					
			Successor				Predecessor	
	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Six Months Ended June 30, 2017	2016	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015	Year Ended December 31, 2014
	(unaudited)		(unaudited)		(in thousands)			
Net income (loss)	$ (5,214)	$27,733	$(10,165)	$ (6,027)	$ 26,880	$ (15,561)	$ 27,499	$ 19,615
Interest expense, net	11,707	7,987	14,677	7,879	17,267	2,818	2,202	2,693
Income tax expense	24	6,617	1,024	—	—	—	—	—
Depreciation and amortization	14,322	23,509	14,322	11,174	23,509	3,370	5,723	4,003
EBITDA	$20,839	$65,846	$ 19,858	$13,026	$ 67,656	$ (9,373)	$ 35,424	$ 26,311
Adjustments:								
Monitoring fees[a]	—	—	981	749	1,498	272	3,346	1,416
Equity-based compensation[b]	3,745	2,369	3,745	1,166	2,369	4,484	9,925	—
Earnout fair market value adjustment[c]	8	8,561	8	6,630	8,561	1,540	—	—
Inventory step-up[d]	2,630	13,434	2,630	13,435	13,434	8,688	—	—
Acquisition transaction costs and other expenses[e]	4,175	3,442	4,175	638	3,442	7,559	13,301	385
Foreign currency transaction (gain) loss[f]	(113)	—	(113)	—	—	—	—	—
Adjusted EBITDA	$31,284	$93,652	$ 31,284	$35,644	$ 96,960	$ 13,170	$ 61,996	$ 28,112

[a] Represents monitoring fees paid pursuant to a management services agreement with Fundamental Capital, LLC, which was terminated in 2015 in connection with the ACON Acquisition, and a management services agreement

with ACON that was entered into in connection with the ACON Acquisition, which will terminate upon the consummation of this offering.

(b) Represents non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.

(c) Reflects the increase in the fair value of contingent liabilities incurred in connection with the ACON Acquisition and the Underground Toys Acquisition.

(d) Represents a non-cash adjustment to cost of sales resulting from the ACON Acquisition and the Underground Toys Acquisition.

(e) Represents legal, accounting, and other related costs incurred in connection with this offering, the ACON Acquisition, the Underground Toys Acquisition, the Loungefly Acquisition and other potential acquisitions.

(f) Represents both unrealized and realized foreign currency (gains) losses on transactions other than in U.S. dollars.

(3) Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease or increase total debt and increase or decrease total stockholders' equity on a pro forma basis by approximately $7.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4) Total debt as of June 30, 2017 consists of the Subordinated Promissory Notes and borrowings under our Senior Secured Credit Facilities, net of unamortized discount of $12.1 million. Total debt as of December 31, 2016 consists of borrowings under our Senior Secured Credit Facilities, net of unamortized discount of $6.4 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Subordinated Promissory Notes" and "—Description of Senior Secured Credit Facilities" and "Description of Certain Indebtedness." Also see our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities.

OUR ORGANIZATIONAL STRUCTURE

Funko, Inc., a Delaware corporation, was formed on April 21, 2017 to serve as the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through FAH, LLC and its subsidiaries. We will consummate the Transactions (excluding this offering) on or prior to the consummation of this offering.

Existing Organization

FAH, LLC is treated as a partnership for U.S. federal income tax purposes and, as such is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of FAH, LLC is included in the U.S. federal income tax returns of FAH, LLC's members. Prior to the consummation of this offering, the Original Equity Owners were the only members of FAH, LLC, and included ACON, Fundamental, and certain of our current and former executive officers, employees and directors.

Transactions

We will consummate the following organizational transactions in connection with this offering:

- we will amend and restate the existing limited liability company agreement of FAH, LLC to, among other things, (1) convert all existing ownership interests (including vested profits interests and all unvested profits interests (subject to 2,281,524 common units received in exchange for unvested profits interests remaining subject to their existing time-based vesting requirements) and existing warrants to purchase ownership interests in FAH, LLC held by the Warrant Holders) in FAH, LLC into 37,852,676 common units of FAH, LLC (excluding common units subject to time-based vesting requirements) and (2) appoint Funko, Inc. as the sole managing member of FAH, LLC upon its acquisition of common units in connection with this offering;

- we will amend and restate Funko, Inc.'s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holders to one vote per share on all matters presented to our stockholders generally and (2) for Class B common stock, with each share of our Class B common stock entitling its holders to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their permitted transferees as described in "Description of Capital Stock—Common Stock— Class B Common Stock;"

- we will issue 11,575,486 shares of our Class A common stock to the purchasers in this offering (or 13,106,726 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $161.9 million (or approximately $183.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

- we will use all of the net proceeds from this offering to purchase (1) 8,333,334 newly issued common units (or 9,000,000 common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and (2) 3,242,152 common units (or 4,106,726 common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock in full) directly from certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

- FAH, LLC intends to use the net proceeds from the sale of common units to Funko, Inc. to repay the Subordinated Promissory Notes, repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities (as defined herein) and, if any remain, for general corporate purposes as described under "Use of Proceeds";

- existing options to purchase certain ownership interests in FAH, LLC will be converted into 532,445 options to purchase common units in FAH, LLC;

- the Former Equity Owners will exchange their indirect ownership interests in common units of FAH, LLC for 13,003,201 shares of Class A common stock on a one-to-one basis;

- the Former Equity Owners will sell 1,757,848 shares of our Class A common stock (or 2,226,608 shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in this offering as selling stockholders; and

- Funko, Inc. will enter into (1) the Stockholders Agreement with ACON, Fundamental and Brian Mariotti, our Chief Executive Officer, (2) the Registration Rights Agreement with certain of the Original Equity Owners (including each of our executive officers) and (3) the Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions."

We collectively refer to the foregoing organizational transactions as the Transactions.

Organizational Structure Following this Offering

- Funko, Inc. will be a holding company and its principal asset will consist of common units it purchases from FAH, LLC and certain of the Continuing Equity Owners and common units it acquires from the Former Equity Owners;

- Funko, Inc. will be the sole managing member of FAH, LLC and will control the business and affairs of FAH, LLC and its subsidiaries;

- Funko, Inc. will own, directly or indirectly, 24,578,687 common units of FAH, LLC, representing approximately 53.2% of the economic interest in FAH, LLC (or 26,109,927 common units, representing approximately 55.7% of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the Continuing Equity Owners (1) will own 21,607,323 common units of FAH, LLC (excluding common units subject to certain time-based vesting requirements), representing approximately 46.8% of the economic interest in FAH, LLC (or 20,742,749 common units, representing approximately 44.3% of the economic interest in FAH, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) will own 21,607,323 shares of Class B common stock of Funko, Inc., representing approximately 46.8% of the combined voting power of all of Funko, Inc.'s common stock (or approximately 44.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the purchasers in this offering (1) will own 13,333,334 shares of Class A common stock of Funko, Inc. (or 15,333,334 shares of Class A common stock of Funko, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately 28.9% of the combined voting power of all of Funko, Inc.'s common stock and approximately 54.2% of the economic interest in Funko, Inc. (or approximately 32.7% of the combined voting power and approximately 58.7% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Funko, Inc.'s ownership of FAH, LLC's common units, indirectly will hold approximately 28.9% of the economic interest in FAH, LLC (or approximately 32.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- ACON (1) will own 11,245,353 shares of Class A common stock of Funko, Inc. (or 10,776,593 shares of Class A common stock of Funko, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately 45.8% of the economic interest in Funko, Inc. (or approximately 41.3% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) will own 9,200,732 shares of Class B common stock of Funko, Inc., which combined with the Class A common stock described in clause (1) will represent approximately 44.3% of the combined voting power of all of Funko, Inc.'s common stock (or approximately 41.8% of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (3) through Funko, Inc.'s ownership of common units of FAH, LLC and ACON's ownership interest in common units of FAH, LLC, directly or indirectly will hold approximately 44.3% of the economic interest in FAH, LLC (or approximately 41.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.



Continuing Equity Owners (other than the ACON Funds)(1)
ACON Funds
Investors in this Offering
Class B common stock
• 26.9% voting interest
• no economic interest
Class A common stock
• 24.3% voting interest
• 45.8% economic interest
Class B common stock
• 19.9% voting interest
• no economic interest
Class A common stock
• 28.9% voting interest
• 54.2% economic interest
Funko, Inc. (Delaware Corporation) Issuer
Common units
• 26.9% economic interest
Common units
• 19.9% economic interest
Sole Managing Member
Common units(3)
• 53.2% economic interest
Funko Acquisition Holdings, L.L.C.(2)
Funko Holdings LLC (Delaware LLC)(2)
Operating Subsidiaries(2)

(1) Includes Fundamental, the Former Profits Interests Holders, the Warrant Holders, certain of our current executive officers, other employees and directors and each of their permitted transferees. The common units held by the Continuing Equity Owners exclude 2,281,524 common units that will be subject to time-based vesting and common units that will be issuable upon the exercise of options to purchase 532,445 common units in FAH, LLC.

(2) FAH, LLC, its wholly owned subsidiary FHL and its indirect wholly owned subsidiary Funko, LLC are the borrowers under our Senior Secured Credit Facilities.

(3) A portion of these common units will be held through wholly owned subsidiaries of Funko, Inc. as a result of the Former Equity Owners exchanging their indirect ownership interests in common units of FAH, LLC for shares of Class A common stock on a one-to-one basis as part of the Transactions.

As the sole managing member of FAH, LLC, we will operate and control all of the business and affairs of FAH, LLC and, through FAH, LLC and its subsidiaries, conduct the business. Following the Transactions, including this offering, we will record a significant non-controlling interest in our consolidated subsidiary, FAH, LLC, relating to the ownership interest of the Continuing Equity Owners. Accordingly, Funko, Inc. will have the majority economic interest in FAH, LLC, and will control the management of FAH, LLC as the sole managing member. As a result, Funko, Inc. will consolidate FAH, LLC and record a non-controlling interest in consolidated entity for the economic interest in FAH, LLC held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). Although the number of shares of Class A common stock being offered hereby to the public and the total number of FAH, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, certain share information and FAH, LLC common unit information presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the relative allocation of the common units issued in the Transactions as among the Original Equity Owners will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class A common stock and Class B common stock issued to the Original Equity Owners in the Transactions. An increase in the assumed initial public offering price would result in a decrease in the amount of common units of FAH, LLC and, in turn, shares of Class B common stock issued to ACON, Fundamental, the Warrant Holders and certain other Original Equity Owners and an increase in the amount of common units issued to the Former Profits Interests Holders on an aggregate basis. A decrease in the assumed initial public offering price would result in an increase in the amount of common units and, in turn, shares of Class B common stock issued to ACON, Fundamental, the Warrant Holders and certain other Original Equity Owners and a decrease in the amount of common units issued to the Former Profits Interests Holders on an aggregate basis.

Incorporation of Funko, Inc.

Funko, Inc., the issuer of the Class A common stock offered hereby, was incorporated as a Delaware corporation on April 21, 2017. Funko, Inc. has not engaged in any material business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Funko, Inc. that will become effective immediately prior to the consummation of this offering will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in "Description of Capital Stock."

Reclassification and Amendment and Restatement of the FAH LLC Agreement

Prior to or substantially concurrently with the consummation of this offering, the limited liability company agreement of FAH, LLC will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as "common units" and providing for a right of redemption of common units (subject in certain circumstances to time-based vesting requirements and limitations on the common units that will be converted from HR units in connection with the Transactions) in exchange for, at our election, shares of our Class A common stock or cash. See "Certain Relationships and Related Party Transactions—FAH LLC Agreement."

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $156.9 million (or $178.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase (1) 8,333,334 common units (or 9,000,000 common units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, and (2) 3,242,152 common units (or 4,106,726 common units if the underwriters exercise in full their options to purchase additional Shares of Class A common stock) directly from certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions.

FAH, LLC intends to use the $111.6 million in net proceeds it receives from the sale of common units to Funko, Inc. (together with any additional proceeds it may receive if the underwriters exercise their option to purchase additional shares of Class A common stock), after deducting estimated offering expenses, as follows:

- to repay the Subordinated Promissory Notes in full;

- to repay approximately $96.4 million of the outstanding borrowings under our Senior Secured Credit Facilities, including $37.7 million of outstanding borrowings under our Term Loan A Facility, $7.6 million of outstanding borrowings under our Term Loan B Facility and $51.1 million of outstanding borrowings under our Revolving Credit Facility; and

- the remainder, if any, for general corporate purposes.

The Subordinated Promissory Notes are scheduled to mature on the earlier of (1) 180 days after the payment in full of the obligations under our Senior Secured Credit Facilities, and (2) the consummation of this offering, and accrued interest at a rate of 11.0% per year as of June 30, 2017. Proceeds from the Subordinated Promissory Notes were used to fund a portion of the 2016 Earnout Payment (as described under the caption "Certain Relationships and Related Party Transactions—Related Party Agreements in Effect Prior to this Offering—ACON Acquisition").

The Term Loan A Facility, the Term Loan B Facility and the Revolving Credit Facility are each scheduled to mature on October 30, 2021 and had interest rates of 8.25%, 11.05% and 3.74%, respectively, as of June 30, 2017. In September 2016, we used $50.0 million of borrowings under the Term Loan A Facility to pay a $49.0 million special cash distribution to the holders of Class A units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain members of management. In June 2017, we used $20.0 million of the borrowings under the Term Loan A Facility to fund a portion of the purchase price for the Loungefly Acquisition, and to pay related fees and expenses. In January 2017, we used $50.0 million of borrowings under the Term Loan B Facility to pay a $49.0 million special cash distribution to the holders of Class A units of FAH, LLC, $0.8 million in cash bonus payments to certain of our executive officers and other employees and a $0.2 million reduction in interest and principal under loans to certain of our executive officers and other employees. Outstanding borrowings under the Revolving Credit Facility were used to fund working capital and capital expenditures, as well as the Underground Toys Acquisition in January 2017 and the formation of our subsidiary Funko UK, Ltd.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock, each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $7.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $8.8 million, assuming that the price per share for the offering remains at $15.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The Former Equity Owners, who will exchange their indirect ownership interests in common units of FAH, LLC for shares of Class A common stock as part of the Transactions, will sell 1,757,848 of those shares of Class A common stock in this offering as selling stockholders (or 2,226,608 if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We will not receive any proceeds from the sale of shares by the selling stockholders. After deducting estimated underwriting discounts and commissions, the selling stockholders will receive approximately $24.6 million of net proceeds from this offering.

FAH, LLC will bear or reimburse Funko, Inc. and the selling stockholders for all of the expenses incurred in connection with this offering.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of June 30, 2017, as follows:

- of FAH, LLC and its subsidiaries on an actual basis;

- of Funko, Inc. and its subsidiaries on a pro forma basis to give effect to the Transactions, excluding this offering; and

- of Funko, Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to the Transactions, including our sale of 11,575,486 shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under "Use of Proceeds," and the sale of 1,757,848 shares of our Class A common stock in this offering by the selling stockholders.

For more information, please see "Our Organizational Structure," "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Information" elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of June 30, 2017		
	Historical FAH, LLC	Pro Forma Funko, Inc.	Pro Forma As Adjusted Funko, Inc.[5]
	(in thousands, except share and per share data)		
Cash and cash equivalents	$ 12,752	$ 12,752	$ 12,752
Indebtedness:			
Term Loan A Facility[1][2]	$ 227,040	$227,040	$190,314
Term Loan B Facility[1][3]	40,970	40,970	34,343
Revolving Credit Facility[1]	51,054	51,054	—
Subordinated Promissory Notes	20,000	20,000	—
Total indebtedness	339,064	339,064	224,657
Total equity:			
Members' equity	225,871	—	—
Class A common stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 200,000,000 shares authorized, 13,003,201 shares issued and outstanding pro forma; 200,000,000 shares authorized, 24,578,687 shares issued and outstanding, pro forma as adjusted	—	1,300	2,458
Class B common stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 40,000,000 shares authorized and 37,852,676 shares issued pro forma and pro forma as adjusted; and 24,849,475 shares and 21,607,323 shares outstanding, pro forma and pro forma as adjusted	—	2,485	2,161
Additional paid-in capital	65,588	39,771	150,500
Accumulated other comprehensive income	771	410	410
(Accumulated deficit)/retained earnings	(137,240)	(73,035)	126,863
Total members'/stockholders' equity	154,990	(29,069)	282,392
Non-controlling interest[4]	—	188,925	(12,928)
Total capitalization	$ 494,054	$498,920	$494,121

[1] For a discussion of the Term Loan A Facility, the Term Loan B Facility, the Revolving Credit Facility and the Subordinated Promissory Notes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Description of Senior Secured Credit Facilities" and "—Description of Subordinated Promissory Notes." See also our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities.

[2] Net of $6.1 million of unamortized discount.

[3] Net of $6.0 million of unamortized discount.

[4] On a pro forma basis and a pro forma as adjusted basis, includes the ownership interests not owned by Funko, Inc., which represents 65.6% and 46.8% of the outstanding common units of FAH, LLC, respectively. The Continuing Equity Owners will hold the 65.6% and 46.8% non-controlling interest in FAH, LLC on a pro forma and pro forma as adjusted basis, respectively.

[5] Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of additional paid-in capital, total members' / stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $7.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering by us would increase or decrease each of cash, additional paid-in capital, total members' / stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $8.8 million, assuming that the price per share for the offering remains at $15.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

The Continuing Equity Owners will own common units in FAH, LLC after the Transactions. Because the Continuing Equity Owners do not own any Class A common stock or have any right to receive distributions from Funko, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of common units (other than Funko, Inc.) had their common units redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Funko, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all common units for shares of Class A common stock as described in the previous sentence as the Assumed Redemption.

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. FAH, LLC's pro forma net tangible book value as of June 30, 2017 prior to this offering and after the Assumed Redemption was a deficit of $209.5 million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in "Use of Proceeds," and the Assumed Redemption. Our pro forma net tangible book value as of June 30, 2017 after this offering would have been approximately a deficit of $127.5 million, or $2.76 per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $2.78 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $2.76 per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share	$15.00
Pro forma net tangible book value per share as of June 30, 2017 before this offering[(1)]	(5.54)
Increase per share attributable to investors in this offering	2.78
Pro forma net tangible book value per share after this offering[(2)]	$ (2.76)
Dilution per share to new Class A common stock investors	$12.24

(1) The computation of pro forma net tangible book value per share as of June 30, 2017 before this offering is set forth below (in thousands except for share data):

Numerator	
Book value of tangible assets	$ 223,868
Less: total liabilities	(433,390)
Pro forma net tangible book value[(a)]	$(209,522)
Denominator	
Shares of Class A common stock to be outstanding immediately prior to this offering, the Assumed Redemption and vested restricted stock units[(b)]	37,853
Total	37,853
Pro forma net tangible book value per share	$ (5.54)

(a) Gives pro forma effect to the Transactions (excluding this offering) and the Assumed Redemption.
(b) Reflects 37,852,676 outstanding shares of Class A common stock, consisting of (i) 13,003,201 outstanding shares of Class A common stock issued in exchange for certain of the Former Equity Owners' indirect ownership interests in common units of FAH, LLC on a one-to-one basis and (ii) 24,849,475 outstanding shares of Class A common stock issuable upon the exchange of common units to be held by the Continuing Equity Owners prior to this offering.

(2) The computation of pro forma net tangible book value per share as of June 30, 2017 after giving effect to this offering is set forth below:

Numerator	
Book value of tangible assets	$ 221,549
Less: total liabilities	(349,044)
Pro forma net tangible book value (deficit)[(a)]	$(127,496)
Denominator	
Shares of Class A common stock to be outstanding immediately after this offering and the Assumed Redemption[(b)]	46,186
Total	46,186
Pro forma net tangible book value (deficit) per share	$ (2.76)

(a) Gives pro forma effect to the Transactions (including this offering) and the Assumed Redemption. Pro forma net tangible book value reflects a net increase from stockholders' equity of $ million, comprised of an increase of $ million as a result of the issuance of our Class A common stock, offset by a reduction of $ million related to our purchase of common units directly from certain of the Continuing Equity Owners with a portion of the net proceeds from this offering, as described under "Use of Proceeds."
(b) Reflects 46,186,010 outstanding shares of Class A common stock, consisting of (i) 11,575,486 shares of Class A common stock to be issued in this offering, and (ii) the 37,852,676 shares described in note (1)(b) above, including 1,757,848 shares of Class A common stock sold by the Former Equity Owners in this offering, less the 3,242,152 shares of Class A common stock issuable upon the exchange of common units to be purchased directly from certain of the Continuing Equity Owners with a portion of the net proceeds from this offering, as described under "Use of Proceeds." Does not reflect stock options and restricted stock units covering a total of   shares of our Class A common stock to be granted to certain of our directors and certain of our employees in connection with this offering as described under the captions "Executive Compensation—Executive Compensation Arrangements—Director Compensation" and "Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan."

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase the pro forma net tangible book value (deficit) per share after this offering by approximately $1.19, and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $1.19, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value (deficit) after the offering would be $13.16 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $3.70 per share and the dilution in pro forma net tangible book value to new investors would be $1.84 per share, in each case assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes, as of June 30, 2017 after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average price per Share
	Number	Percent	Amount	Percent	
Original Equity Owners . . .	32,852,676	71.1%	$ —	— %	$ —
New investors	13,333,334	28.9	200,000,015	100	15.00
Total	46,186,010	100%	$200,000,015	100%	$ 4.33

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $7.8 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters' option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Funko, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of June 30, 2017, after giving effect to the Transactions and the Assumed Redemption, and excludes   shares of Class A common stock reserved for issuance under our 2017 Plan (as described in "Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan"), including shares of Class A common stock issuable pursuant to   stock options and   restricted stock units granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering as described in "Executive Compensation—Executive Compensation Arrangements—Director Compensation" and "Executive Compensation—Equity Compensation Plans—2017 Incentive Award Plan."

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of June 30, 2017 the pro forma net tangible book value per share after this offering would be $, and total dilution per share to new investors would be $.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock:

- the percentage of shares of Class A common stock held by the Original Equity Owners will decrease to approximately 67.3% of the total number of shares of our Class A common stock outstanding after this offering; and

- the number of shares held by new investors will increase to 15,333,334, or approximately 32.7% of the total number of shares of our Class A common stock outstanding after this offering.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents the selected historical consolidated financial and other data for FAH, LLC and its subsidiaries. FAH, LLC is the predecessor of the issuer, Funko, Inc., for financial reporting purposes. The selected consolidated statements of operations and statements of cash flows data for the year ended December 31, 2016 (Successor), the period from October 31, 2015 through December 31, 2015 (Successor) and the period from January 1, 2015 through October 30, 2015 (Predecessor), and the summary consolidated balance sheet data as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of FAH, LLC included elsewhere in this prospectus. The selected consolidated statements of operations and statements of cash flows data for the six months ended June 30, 2017 and 2016, and the summary consolidated balance sheet data as of June 30, 2017 are derived from the unaudited consolidated financial statements of FAH, LLC included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for such periods.

The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, the results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The selected unaudited pro forma consolidated financial data of Funko, Inc. presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data for the year ended December 31, 2016 and as of and for the six months ended June 30, 2017 give effect to the Transactions, as described in "Our Organizational Structure," and the consummation of this offering, the use of proceeds therefrom and related transactions, as described in "Use of Proceeds," as if all such transactions had occurred on January 1, 2016, in the case of the selected unaudited pro forma consolidated statements of operations data, and as of June 30, 2017, in the case of the selected unaudited pro forma consolidated balance sheet data. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and the related transactions taken place on the dates indicated, or that may be expected to occur in the future. See "Unaudited Pro Forma Consolidated Financial Information" for a complete description of the adjustments and assumptions underlying the unaudited pro forma consolidated financial data.

The selected historical financial data of Funko, Inc. has not been presented because Funko, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Pro Forma Funko, Inc.		Historical FAH, LLC				
			Successor				Predecessor
	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015
	(unaudited)		(unaudited) (in thousands, except margins)				
Consolidated Statements of Operations Data:							
Net sales	$203,798	$426,717	$203,798	$176,261	$426,717	$ 56,565	$217,491
Cost of sales (exclusive of depreciation and amortization shown separately below)	130,066	280,396	130,066	125,799	280,396	44,485	131,621
Selling, general and administrative expenses	49,920	76,027	50,901	37,087	77,525	13,894	37,145
Acquisition transaction costs	3,086	1,140	3,086	349	1,140	7,559	13,301
Depreciation and amortization	14,322	23,509	14,322	11,174	23,509	3,370	5,723
Income (loss) from operations	6,404	45,645	5,423	1,852	44,147	(12,743)	29,701
Interest expense, net	11,707	7,987	14,677	7,879	17,267	2,818	2,202
Other income, net	(113)	3,308	(113)	—	—	—	—
Income (loss) before income taxes	(5,190)	34,350	(9,141)	(6,027)	—	—	—
Income tax expense	24	6,617	1,024	—	—	—	—
Net income (loss)	$ (5,214)	$ 27,733	$ (10,165)	$ (6,027)	$ 26,880	$ (15,561)	$ 27,499
Consolidated Statements of Cash Flows Data:							
Net cash provided by operating activities	$ 15,750	$ 49,468	$ 15,750	$ 16,389	$ 49,468	$ 14,110	$ 8,538
Net cash used in investing activities	(46,764)	(22,105)	(46,764)	(8,014)	(22,105)	(244,421)	(10,043)
Net cash (used in) provided by financing activities	37,627	(45,613)	37,627	3,339	(45,613)	244,456	11,390
Selected Other Data:							
EBITDA[(1)]	$ 20,839	$ 65,846	$ 19,858	$ 13,026	$ 67,656	$ (9,373)	$ 35,424
Adjusted EBITDA[(1)]	$ 31,284	$ 93,652	$ 31,284	$ 35,644	$ 96,960	$ 13,170	$ 61,996
Net income (loss) margin	(2.6)%	6.5%	(5.0)%	(3.4)%	6.3%	(27.5)%	12.6%
Adjusted EBITDA margin[(1)]	15.4%	21.9%	15.4%	20.2%	22.7%	23.3%	28.5%

	Pro Forma Funko, Inc.[2]	Historical FAH, LLC		
	June 30, 2017	June 30, 2017	December 31, 2016	December 31, 2015
	(unaudited)	(unaudited) (in thousands)		
Consolidated Balance Sheets Data:				
Cash and cash equivalents	$ 12,752	$ 12,752	$ 6,161	$ 24,411
Total assets	618,508	588,380	522,237	505,330
Total debt[3]	224,657	339,064	217,753	169,846
Total members'/stockholders' equity	282,392	154,990	217,377	243,556

(1) EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), net income (loss) margin or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define "EBITDA" as net income before interest expense, net, income tax expense and depreciation and amortization. We define "Adjusted EBITDA" as EBITDA further adjusted for monitoring fees, non-cash charges related to equity-based compensation programs, earnout fair market value adjustments, inventory step-ups, acquisition transaction costs, foreign currency transaction (gains) losses and other unusual or one-time items. We define Adjusted EBITDA margin as the ratio of Adjusted EBITDA to net sales. We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA margin in the same manner. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management uses EBITDA, Adjusted EBITDA and Adjusted EBITDA margin:

• as a measurement of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

• for planning purposes, including the preparation of our internal annual operating budget and financial projections;

• as a consideration to assess incentive compensation for our employees;

• to evaluate the performance and effectiveness of our operational strategies; and

• to evaluate our capacity to expand our business.

By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, our Senior Secured Credit Facilities use Adjusted EBITDA to measure our compliance with covenants such as senior leverage ratio. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net income, net income (loss) margin or other financial statement data presented in our consolidated financial statements included elsewhere in this prospectus as indicators of financial performance. Some of the limitations are:

• such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

• such measures do not reflect changes in, or cash requirements for, our working capital needs;

• such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

• such measures do not reflect our tax expense or the cash requirements to pay our taxes;

• although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

• other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for monitoring fees, non-cash charges related to equity-based compensation programs, earnout fair market value adjustments, inventory step-ups, acquisition transaction costs and other unusual or one-time items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income:

			Historical FAH, LLC					
	Pro Forma Funko, Inc.		Successor				Predecessor	
	Six Months Ended June 30, 2017	Year Ended December 31, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Period from October 31, 2015 through December 31, 2015	Period from January 1, 2015 through October 30, 2015	Year Ended December 31, 2014
	(unaudited)		(unaudited)		(in thousands)			
Net income (loss)	$ (5,214)	$ 27,733	$ (10,165)	$ (6,027)	$ 26,880	$ (15,561)	$ 27,499	$ 19,615
Interest expense, net	11,707	7,987	14,677	7,879	17,267	2,818	2,202	2,693
Income tax expense . .	24	6,617	1,024	—	—	—	—	—
Depreciation and amortization	14,322	23,509	14,322	11,174	23,509	3,370	5,723	4,003
EBITDA	$ 20,839	$ 65,846	$ 19,858	$ 13,026	$ 67,656	$ (9,373)	$ 35,424	$ 26,311
Adjustments:								
Monitoring fees[a]	—	—	981	749	1,498	272	3,346	1,416
Equity-based compensation[b]	3,745	2,369	3,745	1,166	2,369	4,484	9,925	—
Earnout fair market value adjustment[c]	8	8,561	8	6,630	8,561	1,540	—	—
Inventory step-up[d] . . .	2,630	13,434	2,630	13,435	13,434	8,688	—	—
Acquisition transaction costs and other expenses[e]	4,175	3,442	4,175	638	3,442	7,559	13,301	385
Foreign currency transaction (gain) loss[f]	(113)	—	(113)	—	—	—	—	—
Adjusted EBITDA	$ 31,284	$ 93,652	$ 31,284	$ 35,644	$ 96,960	$ 13,170	$ 61,996	$ 28,112

[a] Represents monitoring fees paid pursuant to a management services agreement with Fundamental Capital, LLC, which was terminated in 2015 in connection with the ACON Acquisition, and a management services agreement with ACON that was entered into in connection with the ACON Acquisition, which will terminate upon the consummation of this offering.

[b] Represents non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.

[c] Reflects the increase in the fair value of contingent liabilities incurred in connection with the ACON Acquisition and the Underground Toys Acquisition.

[d] Represents a non-cash adjustment to cost of sales resulting from the ACON Acquisition and the Underground Toys Acquisition.

[e] Represents legal, accounting, and other related costs incurred in connection with this offering, the ACON Acquisition, the Underground Toys Acquisition, the Loungefly Acquisition and other potential acquisitions.

[f] Represents both unrealized and realized foreign currency (gains) losses on transactions other than in U.S. dollars.

(2) Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, decrease or increase total debt and increase or decrease total

stockholders' equity on a pro forma basis by approximately $7.8 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) Total debt as of June 30, 2017 consists of the Subordinated Promissory Notes and borrowings under our Senior Secured Credit Facilities, net of unamortized discount of $12.1 million. Total debt consists of borrowings under our Senior Secured Credit Facilities net of unamortized discount of $6.4 million and $5.2 million as of December 31, 2016 and 2015, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Subordinated Promissory Notes" and "—Description of Senior Secured Credit Facilities and "Description of Certain Indebtedness." Also see our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We have derived the unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 set forth below by the application of pro forma adjustments to the audited consolidated financial statements of FAH LLC and subsidiaries included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2017 and the unaudited pro forma consolidated balance sheet as of June 30, 2017 set forth below by the application of pro forma adjustments to the unaudited consolidated financial statements of FAH, LLC and subsidiaries included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017, and the unaudited pro forma consolidated balance sheet as of June 30, 2017, present our consolidated results of operations and financial position to give pro forma effect to all of the Transactions (excluding this offering) described in "Our Organizational Structure," the sale of shares of Class A common stock in this offering (excluding shares issuable upon exercise of the underwriters' option to purchase additional shares), and the application of the net proceeds by us and FAH, LLC from this offering and the other transactions described elsewhere in this section, as if all such transactions had been completed as of January 1, 2016 with respect to the unaudited pro forma consolidated statements of operations, and as of June 30, 2017, with respect to the unaudited pro forma consolidated balance sheet. The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial information.

The pro forma adjustments principally give effect to the following items:

- the Transactions (excluding this offering) described in "Our Organizational Structure;"

- this offering and the payment by us of fees and expenses related to this offering and the use of a portion of the proceeds by FAH, LLC (from the sale of common units to us using the proceeds of this offering) to repay the Subordinated Promissory Notes in full and to repay a portion of the outstanding borrowings under the Senior Secured Credit Facilities as described in "Use of Proceeds;" and

- a provision for federal, state and local income taxes of Funko, Inc. as a taxable corporation at an effective rate of 36.2% for both the year ended December 31, 2016 and the six months ended June 30, 2017, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates applied to income apportioned to each state and local jurisdiction.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 2,000,000 shares of Class A common stock from us and the selling stockholders.

As described in greater detail under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," in connection with the closing of this offering, we will enter into the Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners that will provide for the payment by Funko, Inc. to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Funko, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) increases in tax basis resulting from Funko, Inc.'s purchase of common units of FAH, LLC directly from certain of the Continuing Equity Owners in connection with this offering, as described under "Use of Proceeds" and any future redemptions funded by Funko, Inc. or exchanges of common units for

Class A common stock described under "Certain Relationships and Related Party Transactions—FAH LLC Agreement—Agreement in Effect Upon Consummation of this Offering—Common Unit Redemption Right," and (2) certain additional tax benefits attributable to payments under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future redemptions or exchanges of common units by the Continuing Equity Owners, the unaudited pro forma consolidated financial information assumes that no future redemptions or exchanges of common units have occurred.

As described in "Our Organizational Structure," the unaudited pro forma consolidated financial statements reflect the acquisition of the equity interests in FAH, LLC and does not result in a change in the book basis of FAH, LLC as such transactions are between entities under common control.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs. Funko, Inc. was formed on April 21, 2017 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in the unaudited pro forma statement of operations.

The unaudited pro forma consolidated financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Transactions, including this offering, been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period. You should read our unaudited pro forma consolidated financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in "Risk Factors," "Use of Proceeds," "Capitalization," "Selected Historical and Unaudited Pro Forma Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Funko, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet
as of June 30, 2017

	Historical FAH, LLC (a)	Recapitalization Adjustments (b)	Pro Forma FAH, LLC	Transaction Adjustments	Offering Adjustments	Pro Forma Funko, Inc.
Assets	(in thousands, except per share data)					
Current assets:						
Cash and cash equivalents	$ 12,752	—	$ 12,752	—	—	$ 12,752
Accounts receivable, net	81,629	—	81,629	—	—	81,629
Inventory	57,982	—	57,982	—	—	57,982
Prepaid expenses and other current assets	31,573	—	31,573	2,681(g)	(5,000)(g)	29,254
Total current assets	183,936	—	183,936	2,681	(5,000)	181,617
Property and equipment, net	35,639	—	35,639	—	—	35,639
Goodwill	106,521	—	106,521	—	—	106,521
Intangible assets, net	257,991	—	257,991	—	—	257,991
Deferred tax asset	—	—	—	32,447(i)	—	32,447
Other assets	4,293	—	4,293	—	—	4,293
Total assets	$ 588,380	$ —	$ 588,380	$ 35,128	$ (5,000)	$618,508
Liabilities and Members'/ Stockholders' Equity						
Current liabilities:						
Line of credit	$ 51,054	—	$ 51,054	—	$ (51,054)(h)	$ —
Current portion long-term debt, net of unamortized discount	16,451	—	16,451	—	—	16,451
Accounts payable	45,043	—	45,043	2,681(g)	—	47,724
Accrued royalties	16,297	—	16,297	—	—	16,297
Accrued expenses and other current liabilities	27,044	—	27,044	—	(200)(h)	26,844
Current portion of Tax Receivable Agreement liability	—	—	—	212(i)	—	212
Current portion of contingent consideration	2,478	—	2,478	—	—	2,478
Total current liabilities	158,367	—	158,367	2,893	(51,254)	110,006
Long-term debt, net of unamortized discount	271,559	—	271,559	—	(63,353)(h)	208,206
Deferred rent	3,464	—	3,464	—	—	3,464
Tax Receivable Agreement liability, net of current portion	—	—	—	27,368(i)	—	27,368
Total liabilities	433,390	—	433,390	30,261	(114,607)	349,044
Commitments and contingencies						
Members'/stockholders' equity:						
Class A units, $1,000 par value; unlimited units authorized; 225,871 units issued and outstanding	225,871	(225,871)(b)	—	—	—	—
Common units, no par value; 12,500 units authorized; 11,724 units issued and outstanding	—	—	—	—	—	—
Senior Preferred units, $1,000 par value; no units authorized, issued, and outstanding						
Home Run units, no par value; 11,724 units authorized; 11,724 units issued and outstanding						
Common units, par value; units authorized; 46,186 units issued and outstanding	—	225,871(b)	225,871	(225,871)(d)(e)	—	—
Stockholders' equity						
Class A common stock, par value $0.0001 per share	—	—	—	1,300(d)	1,158(c)	2,458
Class B common stock, par value $0.0001 per share	—	—	—	2,485(e)	(324)(c)	2,161
Additional paid-in-capital	65,588	—	65,588	(25,817)(i)(f)	110,729(c)(g)	150,500
Accumulated other comprehensive income	771	—	771	(361)	—	410
(Accumulated deficit)/retained earnings	(137,240)	—	(137,240)	64,205(f)(j)	199,897(f)(h)(j)	126,863
Members'/stockholders' equity attributable to Funko, Inc.	154,990	—	154,990	(184,058)	311,460	282,392
Non-controlling interest	—	—	—	188,925(f)	(201,853)(f)	(12,928)
Total liabilities and members'/stockholders' equity	$ 588,380	$ —	$ 588,380	$ 35,128	$ (5,000)	$618,508

See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

Funko, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet

(a) Funko, Inc. was formed on April 21, 2017 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated balance sheet.

(b) In connection with the Transactions, all existing ownership interests (including vested profits interests and all unvested profits interests (subject to common units received in exchange for unvested profits interests remaining subject to their existing time-based vesting requirements)) in FAH, LLC will be converted into common units of FAH, LLC. Existing options to purchase certain ownership interests in FAH, LLC will be converted into options to purchase common units in FAH, LLC.

(c) We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions but before estimated offering expenses of $5.0 million, will be approximately $161.9 million. This amount has been determined based on the assumption that the underwriters' option to purchase additional shares of our Class A common stock is not exercised. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below:

Assumed initial public offering price per share	$ 15.00
Shares of Class A common stock issued in this offering	11,575,486
Gross proceeds	173,632,290
Less: underwriting discounts and commissions and offering expenses (including amounts previously deferred of $5.0 million)	16,720,180
Net cash proceeds	$156,912,110

(d) In connection with this offering, the Former Equity Owners will exchange 13,003,201 of their indirect ownership interest in common units of FAH, LLC for 13,003,201 shares of Class A common stock in Funko, Inc. on a one-to-one basis.

(e) In connection with this offering, we will issue 21,607,323 shares of Class B common stock to the Continuing Equity Owners (other than the Former Profits Interests Holders), on a one-to-one basis with the number of common units of FAH, LLC they own. Holders of our Class B common stock along with the holders of our Class A common stock, will have certain voting rights as described under "Description of Capital Stock," but holders of our Class B common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directors.

(f) Upon completion of the Transactions, we will become the sole managing member of FAH, LLC, and will have the sole voting interest in, and control the management of, FAH, LLC. As a result, we will consolidate the financial results of FAH, LLC and will report a non-controlling interest related to the common units of FAH, LLC held by the Continuing Equity Owners on our consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering is as follows:

	Units	Percentage
Interest in FAH, LLC by Funko, Inc.	24,578,687	53.2%
Non-controlling interest in FAH, LLC by Continuing Equity Owners	21,607,323	46.8
	46,186,010	100.0%

If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, Funko, Inc. would own 55.7% of the common units of the FAH, LLC and the Continuing Equity Owners would own the remaining 44.3% of the common units of FAH, LLC.

Following the consummation of this offering, the common units of FAH, LLC held by the Continuing Equity Owners, representing the non-controlling interest, will be redeemable at each of their options (subject in certain circumstances to time-based vesting requirements and limitations on the common units that will be converted from HR units in connection with the Transactions) for, at our election, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the FAH LLC Agreement; provided that, at our election, we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See "Certain Relationships and Related Party Transactions—FAH LLC Agreement."

The Transaction adjustments include adjustments to transfer pro forma FAH, LLC members' deficit to accumulated deficit and report a non-controlling interest equal to the Continuing Equity Owners' economic interest in FAH, LLC of 46.8% after giving effect to the Former Equity Owners' exchange of 13,003,201 common units for 13,003,201 shares of Class A common stock. The following table describes such Transaction adjustments ($ in thousands):

Non-controlling interest

Members equity—FAH, LLC	$ 154,990
Less: Common units par value in FAH, LLC	(225,871)
	(70,881)
Non-controlling interest in FAH, LLC by Continuing Equity Owners	46.8%
	(33,160)
Transfer common units par value in FAH, LLC from Member's equity to non-controlling interest	225,871
Transfer Class A and Class B common stock par value issued to the Former Equity Owners and Continuing Equity Owners of FAH, LLC	(3,785)
(Members' deficit)/retained earnings attributable to Continuing Equity Owners'—non controlling interest	$ 188,925

The Offering adjustments include adjustments to report a non-controlling interest equal to the Continuing Equity Owners' economic interest in FAH, LLC of 46.8%, after giving effect to the issuance of 11,575,486 shares of Class A common stock in this offering and the Former Equity Owners' exchange of 13,003,201 common units for 13,003,201 shares of Class A common stock, based on the pro forma FAH, LLC members' deficit adjusted for the net proceeds received from the sale of common units to Funko, Inc., less offering expenses paid by FAH, LLC which are included in additional paid-in capital, and the loss on debt repayment.

The following table describes such Offering adjustments ($ in thousands):

Non-controlling interest

Members deficit—FAH, LLC	$(137,240)
Purchase of FAH, LLC common units with net proceeds of the offering	116,563
Offering expenses paid by FAH, LLC	(5,000)
Accumulated deficit—write off of prorated portion of original issue discount and capitalized finance costs	(1,956)
FAH, LLC members' equity after the offering	(27,633)
Continuing Equity Owners' interest in FAH, LLC	46.8%
Members' deficit attributable to Continuing Equity Owners' -non-controlling interest	(12,928)
Less: Non-controlling interest included in the "Transaction Adjustments" column	188,925
Non-controlling interest—"Offering Adjustments" column	$(201,853)

(g) We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in prepaid expenses and other assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(h) FAH, LLC intends to use the $111.6 million in net proceeds it receives from the sale of common units to Funko, Inc., after deducting estimated offering expenses, to repay $20.0 million of outstanding borrowings under our Subordinated Promissory Notes, $37.7 million of outstanding borrowings under our Term Loan A Facility, $7.6 million of outstanding borrowings under our Term Loan B Facility, $51.1 million of outstanding borrowings under our Revolving Credit Facility and the remainder, if any, for general corporate purposes. The repayment of a portion of our borrowings under our Term Loan A Facility and Term Loan B Facility resulted in a $2.0 million loss on debt repayment as the result of the write-off of a portion of the unamortized original issue discount.

(i) We expect to obtain an increase in the tax basis of our share of the assets of FAH, LLC when common units are redeemed or exchanged by the Continuing Equity Owners and other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In connection with the consummation of this offering, we will enter into the Tax Receivable Agreement with FAH, LLC and each of the Continuing Equity Owners that will provide for the payment by us to the Continuing Equity Owners of 85% of the amount of tax benefits, if any, that we actually realize, or in some cases are deemed to realize, as a result of (i) increases in the tax basis of the assets of FAH, LLC resulting from the purchase of common units in exchange for Class A common stock or cash in connection with the consummation of this offering and any future redemptions or exchanges of common units or any prior sales of interests in FAH, LLC and (ii) certain other tax benefits related to payments made by us under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The net impact of the adjustments to net deferred taxes and the Tax Receivable Agreement liability of $27.6 million has been recorded as an increase to additional paid-in capital, as these adjustments arise from equity transactions of the Company.

The amounts to be recorded for both the net deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes to both the net deferred tax assets and our obligations under the Tax Receivable Agreement after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(j) The reconciliation of FAH, LLC members' deficit to Funko, Inc. (accumulated deficit)/retained earnings as of June 30, 2017 is as follows ($ in thousands):

Accumulated deficit—"Transaction Adjustments" column

Accumulated deficit —FAH, LLC	$ 137,240
Non-controlling interest in FAH, LLC by Continuing Equity Owners	46.8%
(Accumulated deficit)/retained earnings	64,205

Accumulated deficit—"Offering Adjustments" column

Loss on repayment of debt as a result of the write off of the pro rata portion of deferred financing costs	(1,956)
Offset to the non—controlling interest	201,853
(Accumulated deficit)/retained earnings—"Offering Adjustments" column	199,897
Accumulated deficit—Pro Forma FAH, LLC	(137,240)
Total pro forma Funko, Inc. (accumulated deficit)/retained earnings	$ 126,863

Funko, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
for the Six Months Ended June 30, 2017

	Historical FAH, LLC (a)	Transaction Adjustments	Offering Adjustments	Pro Forma Funko, Inc.
	(in thousands, except per share data)			
Net sales	$203,798	$ —	$ —	$ 203,798
Cost of sales (exclusive of depreciation and amortization shown separately below)	130,066	—	—	130,066
Selling, general, and administrative expenses	50,901	—	(981)(b)	49,920
Acquisition transaction costs	3,086	—	—	3,086
Depreciation and amortization	14,322	—	—	14,322
Total operating expenses	198,375	—	(981)	197,394
Income from operations	5,423	—	981	6,404
Interest expense, net	14,677		(2,970)(e)	11,707
Other income, net	(113)	—	— (e)	(113)
Income (loss) before income taxes	(9,141)	—	3,951	(5,190)
Income tax expense	1,024	—	(1,000)(c)	24
Net income (loss)	$ (10,165)	$ —	$ 4,951	$ (5,214)
Net income (loss) attributable to non-controlling interests	—	(4,756)(d)	2,316(d)	(2,439)
Net income (loss) attributable to Funko, Inc.	$ (10,165)	$ 4,756	$ 2,635	$ (2,775)
Pro forma net income (loss) per share data(f):				
Weighted average shares of Class A common stock outstanding:				
Basic				24,578,687
Diluted				24,578,687
Net income (loss) available to Class A common stock per share:				
Basic				$ (0.11)
Diluted				$ (0.11)

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

Funko, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
for the Year Ended December 31, 2016

	Historical FAH, LLC(a)	Transaction Adjustments	Offering Adjustments		Pro Forma Funko, Inc.
		(in thousands, except per share data)			
Net sales	$426,717	$ —	$ —		$ 426,717
Cost of sales (exclusive of depreciation and amortization shown separately below)	280,396	—	—		280,396
Selling, general, and administrative expenses	77,525	—	(1,498)	(b)	76,027
Acquisition transaction costs	1,140	—	—		1,140
Depreciation and amortization	23,509	—	—		23,509
Total operating expenses	382,570	—	(1,498)		381,072
Income from operations	44,147	—	1,498		45,645
Interest expense, net	17,267	—	(9,280)	(e)	7,987
Other expense (income), net	—	—	3,308	(e)	3,308
Income (loss) before income taxes	26,880	—	7,470		34,350
Income tax expense	—	—	6,617	(c)	6,617
Net income (loss)	$ 26,880	$ —	$ 853		$ 27,733
Net income (loss) attributable to non-controlling interests	—	12,575	399	(d)	12,974
Net income (loss) attributable to Funko, Inc.	$ 26,880	$(12,575)	$ 454		$ 14,759
Pro forma net income per share data(f):					
Weighted average shares of Class A common stock outstanding:					
Basic					24,578,687
Diluted					46,186,010
Net income available to Class A common stock per share:					
Basic					$ 0.60
Diluted					$ 0.50

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

Funko, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statements of Operations

(a)   Funko, Inc. was formed on April 21, 2017 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated statements of operations.

(b)   Represents the increase in compensation expense we expect to incur following the completion of this offering. We expect to grant   stock options and   restricted stock units to our directors and certain employees in connection with this offering. This amount was calculated assuming the stock options and restricted stock units were granted on January 1, 2016 with the stock options having an exercise price equal to $15.00 per share, the assumed initial public offering price based on the midpoint of the price range set forth on the cover page of this prospectus. The grant date fair values of the stock options were determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility	29.5%
Expected dividend yield	0.0%
Expected term (in years)	6.25%
Risk-free interest rate	1.60%

(c)   FAH, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by FAH, LLC will flow through to its partners, including us, and is generally not subject to tax at the FAH, LLC level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of FAH, LLC. As a result, the unaudited pro forma consolidated statements of income reflect adjustments to our income tax expense to reflect an effective income tax rate of 36.2% for both the year ended December 31, 2016 and the six months ended June 30, 2017, respectively, which were calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

The income tax expense for the Offering adjustments is determined using the Continuing Equity Owners' economic interest in FAH, LLC of 46.8% after giving effect to the issuance of 11,575,486 shares of Class A common stock in this offering and the Former Equity Owners' exchange of 13,003,201 common units for 13,003,201 shares of Class A common stock, based on the pro forma FAH, LLC income before income taxes adjusted for stock option expense, the loss on repayment of debt and the reduction in interest expense as a result of the repayment of our Subordinated Promissory Notes and a portion of the outstanding borrowings under our Term Loan A Facility, Term Loan B Facility and Revolving Credit Facility. The effective tax rate derived from the face of the unaudited pro forma consolidated statement of income will be lower than the stated effective tax rate as the effective tax rate is only applied to the 53.2% of the income (loss) before taxes based on Funko, Inc.'s economic interest in FAH, LLC. Our pro forma allocable share of taxable income (loss) from FAH, LLC was $14.3 million of taxable income and $4.9 million of taxable loss, and our income tax expense (benefit) was $5.2 million tax expense and $1.8 million tax benefit, respectively, for the year ended December 31, 2016 and the six months ended June 30, 2017.

(d)   Upon completion of the Transactions, Funko, Inc. will become the sole managing member of FAH, LLC, and will have the sole voting interest in, and control the management of, FAH, LLC. As a result, we will consolidate the financial results of FAH, LLC and will report a non-controlling interest related to the common units of FAH, LLC held by the Continuing Equity Owners on our consolidated statements of income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Funko, Inc. will own 53.2% of the common units of FAH, LLC and the Continuing Equity Owners will own the remaining 46.8% of the common units of FAH, LLC. Net income attributable to non-controlling interest will represent 46.8% of the income before income taxes of Funko, Inc. These amounts have been determined based on the assumption that the underwriters option to purchase 2,000,000 additional shares of Class A common stock is not exercised. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, Funko Inc. will own 55.7% of the common units of FAH, LLC and the Continuing Equity Owners will own the remaining 44.3% of the common units of FAH, LLC and net income attributable to non-controlling interest will represent 44.3% of the income before income taxes of Funko, Inc.

The Transaction adjustments include adjustments to report pro forma FAH, LLC net income attributable to non-controlling interests equal to the Continuing Equity Owners' economic interest in FAH, LLC of 46.8% after giving effect to the Former Equity Owners' exchange of 13,003,201 common units for 13,003,201 shares of Class A common stock.

The Offering adjustments include adjustments to report a non-controlling interest equal to the Continuing Equity Owners' economic interest in FAH, LLC of 44.3%, after giving effect to the issuance of 11,575,486 shares of Class A common stock in this offering and the Former Equity Owners exchange of 13,003,201 common units for 13,003,201 shares of Class A common stock based on the pro forma FAH, LLC net income adjusted for equity-based compensation expense and the loss on repayment of debt and the reduction in interest expense as a result of the repayment of $20.0 million of outstanding borrowings under our Subordinated Promissory Notes, $51.1 million of outstanding borrowings under our Revolving Credit Facility, $37.7 million of outstanding borrowings under our Term Loan A Facility and $7.6 million of outstanding borrowings under our Term Loan B Facility.

(e) As described in "Use of Proceeds," we intend to use the net proceeds from this offering (assuming that the underwriters' option to purchase 2,000,000 additional shares of our Class A common stock is not exercised) to purchase 8,333,334 common units directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions. FAH, LLC intends to use the $111.6 million in net proceeds it receives from the sale of common units to Funko, Inc., after deducting estimated offering expenses, to repay $20.0 million of outstanding borrowings under our Subordinated Promissory Notes, $51.1 million of outstanding borrowings under our Revolving Credit Facility, $37.7 million of outstanding borrowings under our Term Loan A Facility and $7.6 million of outstanding borrowings under our Term Loan B Facility. Accordingly, pro forma adjustments have been made to reflect a reduction in interest expense and the amortization of original issue discount of $9.3 million and $3.0 million for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively, computed at weighted-average interest rates of 7.96% and 2.55% respectively, in each case, as if the outstanding borrowings had been repaid on January 1, 2016, and a $3.3 million loss on debt repayment for the year ended December 31, 2016, comprised of the write off of unamortized original issue discount.

(f) Pro forma basic net loss per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net loss per share is computed by adjusting the net loss available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock are not entitled to receive any distributions or dividends and have no rights to convert into Class A common stock. When a common unit is exchanged for, at our election, cash or Class A common stock by a Continuing Equity Owner who holds shares of our Class B common stock, such Continuing Equity Owner will be required to surrender a share of Class B common stock, which we will cancel for no consideration. Therefore, we did not include shares of our Class B common stock in the computation of pro forma basic or diluted net loss per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net loss per share (in thousands, except per share data):

	Pro Forma Funko, Inc.	
	Year ended December 31, 2016	Six Months ended June 30, 2017
Basic net income (loss) per share:		
Numerator		
Net income (loss)	$27,733	$ (5,214)
Less: Net income (loss) attributable to non-controlling interests	12,974	(2,439)
Net income (loss) attributable to Class A common stockholders—basic	14,759	(2,775)
Denominator		
Shares of Class A common stock held by Former Equity Owners	13,003	13,003
Shares of Class A common stock sold in this offering[1]	11,575	11,575
Vested portion of Class A options[2]	—	—
Weighted average shares of Class A common stock outstanding—basic	24,578	24,578
Basic net income (loss) per share	$ 0.60	$ (0.11)
Diluted net income (loss) per share:		
Numerator		
Net income (loss) attributable to Class A common stockholders—basic	$14,759	$ (2,775)
Reallocation of net income (loss) assuming conversion of common units[3]	8,278	—
Net income (loss) attributable to Class A common stockholders—diluted	$23,036	$ (2,775)
Denominator		
Weighted average shares of Class A common stock outstanding—basic	24,578	24,578
Weighted average effect of dilutive securities[4]	21,607	—
Weighted average shares of Class A common stock outstanding—diluted	46,186	24,578
Diluted net income (loss) per share	$ 0.50	$ (0.11)

---

[1] We plan to use a portion of the net proceeds from this offering (assuming that the underwriters' option to purchase 2,000,000 additional shares of our Class A common stock is not exercised) to purchase 8,333,334 common units directly from FAH, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwritings discounts and commissions and, in turn, Class A common stock in this offering less the underwriting discounts and commissions and, in turn, FAH, LLC intends to use the $111.6 million in net proceeds it receives from the sale of common units to Funko, Inc., after deducting estimated offering expenses, to repay $20.0 million of outstanding borrowings under our Subordinated Promissory Notes, $51.1 million of outstanding borrowings under our Revolving Credit Facility, $37.7 million of outstanding borrowings under our Term Loan A Facility and $7.6 million of outstanding borrowings under our Term Loan B Facility.

[2] In calculating pro forma basic net income per share for the year ended December 31, 2016 and the six months ended June 30, 2017,   shares of common units that we expect to grant to our directors and certain employees in connection with this offering that would have vested as of December 31, 2016 have been included.

Unvested shares of stock options of   that we expect to grant to our directors and certain employees in connection with this offering that would have vested as of December 31, 2016 have not been included as their exercise price is equal to the initial public offering price per share of Class A common stock in this offering and therefore they have no effect on pro forma dilutive net income per share.

(3)   The reallocation of net income (loss) assuming conversion of common units represents the tax effected net income (loss) attributable to non-controlling interest using the effective income tax rates described in footnote (c) and assuming all common units of FAH, LLC were exchanged for Class A common stock at the beginning of the period. The common units of FAH, LLC held by the Continuing Equity Owners are potentially dilutive securities and the computations of pro forma diluted net income (loss) per share assume that all common units of FAH, LLC were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating pro forma diluted net income per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(4)   Includes (i) 21,607,323 outstanding shares of Class A common stock issuable upon the exchange of common units to be held by the Continuing Equity Owners prior to this offering and (ii)   unvested shares of common units/ Class A options that we expect to grant to our directors and certain employees in connection with this offering.

EXHIBIT B

opportunities to add new specialty and mass-market retailers, we also plan to selectively target new or underdeveloped sales channels, such as dollar, drug, grocery and convenience stores. By adding new retail customers, we will increase the awareness and availability of our products to consumers, which we believe will increase sales. We also intend to increase our direct-to-consumer efforts, which represented approximately 6% of 2016 net sales.

Broaden Our Product Offerings

In addition to designing products to address new content that licensors continually produce, we plan to add new product categories, lines and brands to leverage our existing sales channels to continue to drive sales. For example, we are expanding our blind box offerings, which have historically included figures, to plush products. We also continually evaluate product innovations and potential acquisition targets to complement our existing product categories, lines and brands. In June 2017, we completed the acquisition of Loungefly, LLC, a designer of a variety of licensed pop culture fashion handbags, small leather goods and accessories, to expand and diversify our product offerings in our accessories category. Adding new product categories, lines and brands will enable us to leverage our existing retail distribution network to quickly increase sales while offering a more fulsome pop culture product offering to our retail customers and consumers.

Expand Internationally

We believe that the forces at work first observed in the U.S. pop culture industry are global. We believe we are currently underpenetrated internationally, as approximately 28.6% and 18.8% of net sales for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, were generated outside of the United States, and we believe that international sales represent a significant growth opportunity. In contrast to our international sales, approximately 75% of global box office receipts in 2016 were generated outside of the United States, suggesting significant potential for international growth. We are investing in the growth of our international business both organically and through third party distributors. In January 2017, we acquired certain assets of Underground Toys Limited and now sell directly to certain of our customers in Europe, the Middle East and Africa through our newly formed subsidiary, Funko UK, Ltd. In the future we may pursue similar acquisitions, or expand our direct sales force or distributor relationships to further penetrate Asia Pacific, Latin America or other regions.

Leverage the Funko Brand Across Multiple Channels

We believe there is a significant opportunity to leverage our distinctive style and designs across numerous underserved channels such as digital content, as well as potentially movies and television. For example, we are in the process of creating an online portal for Funko that will serve as an online destination for our consumers. This online community will allow consumers to create personal avatars, purchase digital products and interact with other consumers. We believe this opportunity will drive brand awareness with new audience segments, deepen consumer engagement to drive customer lifetime value, strengthen our direct connection with our consumers and grow our direct-to-consumer business, as well as support our retail customers.

Recent Developments

We are currently finalizing our financial results for the three months ended September 30, 2017. While complete financial information and operating data are not available, based on information

9

currently available, set forth below are certain preliminary estimates of the results of operations that we expect to report for the three months ended September 30, 2017. All percentage comparisons to the prior year period are measured to the mid-point of the range provided for the three months ended September 30, 2017.

We estimate that net sales for the three months ended September 30, 2017 will range between $[__] million and $[__] million, an increase of [__]%, compared to net sales of $118.0 million for the three months ended September 30, 2016. We estimate that net income for the three months ended September 30, 2017 will range between $[__] million and $[__] million, an increase of [__]%, compared to net income of $17.2 million for the three months ended September 30, 2016. We estimate that gross margin (exclusive of depreciation and amortization) for the three months ended September 30, 2017 will range between [__]% and [__]%, compared to gross margin (exclusive of depreciation and amortization) of 39.2% for the three months ended September 30, 2016. The factors that will most significantly determine our actual net income and gross margin within that range include components of operating expenses that can fluctuate from quarter to quarter, such as product mix and variable compensation as well as reliance on revenue and expense estimates and assumptions used in preparing our consolidated financial statements as described in Note 2 of our audited consolidated financial statements included elsewhere in this prospectus. See the section of this prospectus captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the components of operating expenses and how they may fluctuate from period to period. We estimate that Adjusted EBITDA for the three months ended September 30, 2017 will range between $[__] million and $[__] million, compared to Adjusted EBITDA of $31.0 million for the three months ended September 30, 2016.

The amounts set forth above are preliminary estimates. We are in the process of finalizing our results of operations for the three months ended September 30, 2017 and therefore final results are not yet available. These preliminary estimates regarding net sales, gross margin, net income and Adjusted EBITDA are based solely upon information available to management as of the date of this prospectus. Our actual results may differ materially from these estimates due to the completion of our quarter-end closing procedures, final adjustments and developments that may arise between now and the time our financial results for the three months ended September 30, 2017 are finalized. Additionally, our estimates regarding net sales, gross margin, net income and Adjusted EBITDA for the three months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the nine months ended September 30, 2017 or for any future period. You should read our unaudited consolidated financial statements for the nine months ended September 30, 2017 once they become available.

Adjusted EBITDA is a non-GAAP financial measure and, as such, is subject to certain limitations. See "—Summary Historical and Pro Forma Consolidated Financial and Other Data." Accordingly, Adjusted EBITDA should not be considered in isolation, or as an alternative to or substitute for, net income or other financial statement data as an indicator of our financial performance. The following table provides a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial performance measure, for the three months ended September 30, 2017 (estimated) and the three months ended September 30, 2016 (actual).

	Three Months Ended September 30,		
(in thousands)	2017 (Estimated Low End of Range)	2017 (Estimated High End of Range)	2016 (Actual)
Net income	$	$	$17,153
Interest expense, net			4,206
Income tax expense			—
Depreciation and amortization			6,069
EBITDA	$	$	$27,428
Adjustments:			
Monitoring fees[a]			374
Equity-based compensation[b]			583
Earnout fair market value adjustment[c]			1,427
Inventory step-up[d]			—
Acquisition transaction costs and other expenses[e]			1,144
Foreign currency transaction (gain) loss[f]			—
Adjusted EBITDA	$	$	$30,956

---

[a] Represents monitoring fees paid pursuant to a management services agreement with ACON that was entered into in connection with the ACON Acquisition, which will terminate upon the consummation of this offering.

[b] Represents non-cash charges related to equity-based compensation programs, which vary from period to period depending on timing of awards.

[c] Reflects the increase in the fair value of contingent liabilities incurred in connection with the ACON Acquisition and the Underground Toys Acquisition.

[d] Represents a non-cash adjustment to cost of sales resulting from the ACON Acquisition and the Underground Toys Acquisition.

[e] Represents legal, accounting, and other related costs incurred in connection with this offering, the ACON Acquisition, the Underground Toys Acquisition, the Loungefly Acquisition and other potential acquisitions.

[f] Represents both unrealized and realized foreign currency (gains) losses on transactions other than in U.S. dollars.

The preliminary estimated financial results set forth above have been prepared by, and are the responsibility of, our management. Neither our independent registered public accounting firm, Ernst & Young LLP, nor any other accounting firm, has audited, reviewed, compiled or examined or performed any procedures with respect to these preliminary estimated financial results, nor have they or any other accounting firm expressed any opinion or any other form of assurance with respect thereto.